Exhibit 99.1

Nano Dimension Delivers 3D Printer to a Fortune 100 Company

The printer will be installed in the beta customer’s main innovation center in the U.S.

NESS ZIONA, Israel- December 5, 2016 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has delivered a DragonFly 2020 3D Printer to a Fortune 100 company for evaluation purposes.

This paying beta customer is a U.S.-based multinational corporation that develops a broad range of technological products and services. The printer was delivered to the beta customer’s main innovation center, located in their headquarters in the United States.

This marks the company’s fourth delivery of the DragonFly 2020 3D Printer to a beta customer. The beta program involves the delivery of 3D printers to leading companies and partners world-wide, in exchange for qualification and feedback.

Recently, Nano Dimension announced the delivery of its 3D printer to a leading defense company in Israel, to FATHOM, a U.S.-based advanced manufacturer with expertise in 3D printing, and to PHYTEC, a German leading company in the microprocessor-based solutions industry for the industrial embedded market.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company’s American Depositary Shares on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss collaboration with beta customers. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com